As filed with the Securities and Exchange Commission on February 9, 2023

Registration No. 333-269308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STAFFING 360 SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7363	68-0680859
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

757 3rd Avenue

27th Floor

New York, NY 10017

(646) 507-5710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brendan Flood

Chairman and Chief Executive Officer

Staffing 360 Solutions, Inc.

757 3rd Avenue, 27th Floor

New York, New York 10017

(646) 507-5710

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rick A. Werner, Esq. Rosebud Nau, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 (212) 659-7300	Gregory Sichenzia, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York, New York 10036 (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (Registration No. 333-269308) (the “Registration Statement”) is being filed by Staffing 360 Solutions, Inc. (the “Company”) for the sole purpose of updating Exhibit 5.1 as indicated in the Exhibit Index contained in Part II of this Amendment No. 1. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to this Amendment No. 1 and the filed Exhibit 5.1. The preliminary prospectus constituting Part I of the Registration Statement is unchanged and has been omitted from this Amendment No. 1.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the securities being registered hereby (other than placement agent fees). All of such costs and expenses are estimates, except for the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Amount to be Paid
SEC registration fee	$1,153.66
FINRA filing fee	$2,070.31
Printing fees and expenses	$-
Legal fees and expenses	$175,000.00
Transfer agent and registrar fees and expenses	$-
Accounting fees and expenses	$50,000.00
Miscellaneous fees and expenses	$40,950.00

Total	$269,173.97

Item 14. Indemnification of Directors and Officers

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent and in the manner permitted by the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

We have purchased and currently intend to maintain insurance on behalf of each and any person who is or was our director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of all securities that we have sold during the last three years without registration under the Securities Act:

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During the period December 30, 2019 through January 2, 2021, we issued 250 shares of common stock, with an aggregate value of approximately $180,000, to Greenridge Global, LLC (“Greenridge”) in return for investor relations advisory services. The shares were issued in reliance upon an exemption pursuant to Section 4(a)(2) of the Securities Act.

On December 29, 2020, we sold an aggregate of 80,278 shares of common stock in an underwritten public offering (“the December 2020 Public Offering”), at an offering price to the public of $36.00 per share. Wainwright acted as the sole book-running manager for the December 2020 Public Offering. As partial compensation for Wainwright’s services as underwriter in the December 2020 Public Offering, we issued to Wainwright’s designees warrants to purchase 6,021 shares of common stock (the “December 2020 Wainwright Warrants”). The December 2020 Wainwright Warrants have a term of five (5) years from the commencement of sales under the offering and an exercise price of $45.00 per share (equal to 125% of the public offering price per share). The December 2020 Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act.

On December 31, 2020, we sold an aggregate of 44,377 shares of common stock in a registered direct offering (the “December 2020 Registered Direct Offering”), at an offering price of $39.30 per share. Wainwright acted as the placement agent for the December 2020 Registered Direct Offering. As partial compensation for Wainwright’s services as placement agent in the December 2020 Registered Direct Offering, we issued to Wainwright’s designees warrants to purchase up to 3,327 shares of common stock (the “December 2020 Registered Direct Wainwright Warrants”). The December 2020 Registered Direct Wainwright Warrants have a term of five (5) years from the commencement of sales under the offering and an exercise price of $49.128 per share (equal to 125% of the offering price per share). The December 2020 Registered Direct Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act.

On February 9, 2021, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of 347,520 shares of common stock at a price of $54.00 per share and pre-funded warrants to purchase up to an aggregate of 16,735 shares of common stock, at an exercise price of $53.994 per share. As partial compensation for Wainwright’s services as placement agent in the offering, we issued to Wainwright’s designees warrants to purchase up to 18,213 shares of common stock (the “February 2021 Wainwright Warrants”). The February 2021 Wainwright Warrants have a term of five (5) years from the commencement of sales under the offering and an exercise price of $67.50 per share (equal to 125% of the offering price per share). The February 2021 Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act.

On April 21, 2021, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale in a private placement (the “April 2021 Private Placement”) of 4,697.6328 shares of Series F Convertible Preferred Stock at a price of $1,000 per share and warrants to purchase up to an aggregate of 130,490 shares of common stock, at an exercise price of $36.00 per share (the “April 2021 Warrants”). The April 2021 Warrants became exercisable six months following the closing of the April 2021 Private Placement and have a term of five (5) years following such date. As partial compensation for Wainwright’s services as placement agent in the offering, we issued to Wainwright’s designees warrants to purchase up to 9,787 shares of common stock (the “April 2021 Wainwright Warrants”). The April 2021 Wainwright Warrants are exercisable six months following the closing of the April 2021 Private Placement, have an exercise price of $45.00 per share and expire five years from the initial exercise date. The shares of Series F Convertible Preferred Stock, the April 2021 Warrants and the April 2021 Wainwright Warrants were issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

On May 6, 2021, we issued 6,172 shares of Series G Convertible Preferred Stock and 1,493 shares of Series G-1 Convertible Preferred Stock to Jackson in connection with our entry into the Exchange Agreement, dated May 6, 2021, with Jackson. Such issuances were undertaken in reliance upon the exemption from the registration requirements in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. Under the terms of the Certificate of Designation of Series G Convertible Preferred Stock, we were required to issue shares of Series G-1 Convertible Preferred Stock from time to time as dividends. From the date of issuance of the Series G Convertible Preferred Stock until July 21, 2021 (on which date we exchanged all outstanding shares of Series G Convertible Preferred Stock and Series G-1 Convertible Preferred Stock for senior indebtedness by entering into a new 12% Senior Secured Note, in aggregate principal amount of $7,733,000 (the “New Note”), which amount represented all of the outstanding Series G Preferred Stock and Series G-1 Convertible Preferred Stock of the Company held by Jackson as of July 21, 2021), the Company was obligated to issue 68 shares of Series G-1 Convertible Preferred Stock as dividends. The shares of Series G-1 Convertible Preferred Stock were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

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On July 20, 2021, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of an aggregate of 219,913 shares of common stock at a price of $34.50 per share and warrants to purchase up to an aggregate of 109,957 shares of common stock, at an exercise price of $38.00 per share (the “July 2021 Warrants”). The July 2021 Warrants are exercisable immediately upon issuance and will expire five years following the date that the July 2021 Warrants first become exercisable. As partial compensation for Wainwright’s services as placement agent in the offering, we issued to Wainwright’s designees warrants to purchase up to 16,494 shares of common stock (the “July 2021 Wainwright Warrants”). The July 2021 Wainwright Warrants have a term of five (5) years from the commencement of sales under the July 2021 Offerings and an exercise price of $43.125 per share (equal to 125% of the offering price per share). The July 2021 Warrants and the July 2021 Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

As described above, on July 21, 2021, we entered into the New Note, in aggregate principal amount of $7,733,000, which amount represented all of the outstanding Series G Convertible Preferred Stock and Series G-1 Convertible Preferred Stock held by Jackson as of July 21, 2021.

On August 5, 2021, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of an aggregate of 138,316 shares of common stock at a price of $26.425 per share and warrants to purchase up to an aggregate of 69,158 shares of common stock, at an exercise price of $25.80 per share (the “First August 2021 Warrants”). The First August 2021 Warrants are immediately upon issuance and will expire five years following the date that the First August 2021 Warrants first become exercisable. As partial compensation for Wainwright’s services as placement agent in the offering, we issued to Wainwright’s designees warrants to purchase up to 10,374 shares of common stock (the “First August 2021 Wainwright Warrants”). The First August 2021 Wainwright Warrants have a term of five (5) years from the commencement of sales under the First August 2021 Offerings and an exercise price of $30.31 per share (equal to 125% of the offering price per share). The First August 2021 Warrants and the First August 2021 Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

On August 22, 2021, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of an aggregate of 136,048 shares of common stock at a price of $21.00 per share and warrants to purchase up to an aggregate of 68,024 shares of common stock at an exercise price of $20.40 per share (the “Second August 2021 Warrants”). The Second August 2021 Warrants are exercisable immediately upon issuance and will expire five years following the date that the Second August 2021 Warrants first become exercisable. As partial compensation for Wainwright’s services as placement agent in the offering, we issued to Wainwright’s designees warrants to purchase up to 10,201 shares of common stock (the “Second August 2021 Wainwright Warrants”). The Second August 2021 Wainwright Warrants have a term of five (5) years from the commencement of sales under the Second August 2021 Offerings and an exercise price of $26.25 per share (equal to 125% of the offering price per share). The Second August 2021 Warrants and the Second August 2021 Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

During the period January 3, 2021 through August 27, 2021, we issued 167 shares of common stock, with an aggregate value of approximately $30,672.80, to Greenridge in return for investor relations advisory services (the “Greenridge Shares”). The Greenridge Shares were issued in reliance upon an exemption pursuant to Section 4(a)(2) of the Securities Act.

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On October 28, 2021, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of 468,355 shares of common stock (or pre-funded warrants) and warrants to purchase up to an aggregate of 468,355 shares of common stock (the “November 2021 Warrants”) at a combined purchase price of $19.75 per share of common stock (or pre-funded warrant) and associated warrant. The pre-funded warrants (the “November 2021 Pre-Funded Warrants”) are exercisable at a price of $0.00001 per share, are exercisable immediately upon issuance and are exercisable until the November 2021 Pre-Funded Warrants are exercised in full. The November 2021 Warrants are exercisable immediately upon issuance and will expire five years following the date of issuance. As partial compensation for Wainwright’s services as placement agent in the offering, we issued to Wainwright’s designees warrants to purchase up to 35,127 shares of common stock (the “November 2021 Wainwright Warrants”). The November 2021 Wainwright Warrants have a term of five (5) years from the date of issuance and an exercise price of $24.688 per share (equal to 125% of the offering price per share). The November 2021 Pre-Funded Warrants, the November 2021 Warrants and the November Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

On April 18, 2022, we entered into the Stock Purchase Agreement with Headway and Chapel Hill Partners, LP, as the representatives of all the stockholders of Headway, pursuant to which, among other things, we purchased all of the issued and outstanding securities of Headway in exchange for (i) a cash payment of $14,065.20, and (ii) 9,000,000 shares of our Series H Preferred Stock, with a value equal to the Closing Payment, as defined in the Headway Stock Purchase Agreement. On May 18, 2022, the Headway Acquisition closed. The issuance of the Series H Preferred Stock was not registered under the Securities Act, or any state securities law, and such issuance was undertaken in reliance upon the exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder.

On July 1, 2022, we entered into a securities purchase agreement with certain institutional and accredited investors for the issuance and sale of an aggregate of 657,858 shares of common stock (or pre-funded warrant (the “July 2022 Pre-Funded Warrants”)) and the July 2022 Warrants to purchase up to an aggregate of 657,858 shares of common stock at a combined purchase price of $6.10 per share of common stock (or pre-funded warrant) and associated warrant (the “July 2022 Private Placement”). The July 2022 Pre-Funded Warrants are exercisable at a price of $0.00001 per share, are exercisable immediately upon issuance and are exercisable until the July 2022 Pre-Funded Warrants are exercised in full. The July 2022 Warrants are exercisable at a price of $5.85 per share, exercisable immediately upon issuance and will expire five and one-half years following the date issuance. As partial compensation for Wainwright’s services as placement agent in the July 2022 Private Placement, we issued to Wainwright’s designees warrants to purchase up to 49,339 shares of common stock (the “July 2022 Wainwright Warrants”). The July 2022 Wainwright Warrants have a term of five and one-half years from the date of issuance and an exercise price of $7.625 per share (equal to 125% of the offering price per share (or pre-funded warrant) and associated warrant). The July 2022 Pre-Funded Warrants, the July 2022 Warrants and the July 2022 Wainwright Warrants were issued in reliance upon the exemption from the registration requirements in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

On October 27, 2022, we issued to Jackson (i) 100,000 shares of common stock; and (ii) warrants to purchase up to an aggregate of 24,332 shares of our common stock at an exercise price of $3.06 per share in connection with the entry into the Amended Note Purchase Agreement, with Jackson. Such issuance was undertaken in reliance upon the exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof and Regulation D promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 17. Undertakings.

(1) The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

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(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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(2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and between Staffing 360 Solutions, Inc., a Delaware corporation, and Staffing 360 Solutions, Inc., a Nevada corporation (previously filed as Exhibit 2.1 to the Company’s Form 8-K, filed with the SEC on June 15, 2017).
2.2	Asset Purchase Agreement, dated September 15, 2017, by and among Staffing 360 Georgia, LLC, firstPRO Inc., firstPRO Georgia LLC, April F. Nagel and Philip Nagel (previously filed as Exhibit 2.1 to the Company’s Form 8-K, filed with the SEC on September 19, 2017).
2.3(1)	Stock Purchase Agreement, dated April 18, 2022, by and between Staffing 360 Solutions, Inc. Headway Workforce Solutions, Inc. and Chapel Hill Partners, LP as the Sellers’ Representative (previously filed as Exhibit 2.1 to the Company’s Current Report Form 8-K, filed with the SEC on April 20, 2022).
2.4(1)	Amendment to the Stock Purchase Agreement, dated May 18, 2022, by and between Staffing 360 Solutions, Inc. Headway Workforce Solutions, Inc. and Chapel Hill Partners, LP as the Sellers’ Representative (previously filed as Exhibit 2.1 to the Company’s Current Report Form 8-K, filed with the SEC on May 19, 2022).
3.1	Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.3 to the Company’s Form 8-K, filed with the SEC on June 15, 2017).
3.2	Amended and Restated Bylaws (previously filed as Exhibit 3.4 to the Company’s Form 8-K, filed with the SEC on June 15, 2017).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.1 to the Company’s Form 8-K, filed with the SEC on January 3, 2018).
3.4	Certificate of Designations, Preferences and Rights of Series A Preferred Stock (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 4, 2015).
3.5	Certificate of Designations, Preferences and Rights of Series B Preferred Stock (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 31, 2015)
3.6	Certificate of Designations, Preferences and Rights of Series C Preferred Stock (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 7, 2016).
3.7	Amendment to Certificate of Designation After Issuance of Class or Series increasing the number of authorized Series C Preferred Stock (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 22, 2016).
3.8	Certificate of Designation of Series E Convertible Preferred Stock (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 15, 2018).
3.9	Certificate of Correction to the Certificate of Designation of Series E Convertible Preferred Stock (previously filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 15, 2018).
3.10	Certificate of Amendment to Certificate of Designation of Series E Convertible Preferred Stock, dated February 7, 2019 (previously filed as Exhibit 3.1 to the Company’s current Report on Form 8-K filed with the SEC on February 11, 2019).
3.11	Certificate of Amendment to the Certificate of Designation of Series E Preferred Stock, dated October 23, 2020 (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 27, 2020).
3.12	Certificate of Designation for Series F Convertible Preferred Stock (previously filed as Exhibit 3.1 to the Company’s Form 8-K filed with the SEC on April 27, 2021).
3.13	Certificate of Designation of Series G Convertible Preferred Stock, dated May 6, 2021(previously filed as Exhibit 3.1 to the Company’s Form 8-K filed with the SEC on May 12, 2021).
3.14	Certificate of Correction to Certificate of Designation of Series G Convertible Preferred Stock, dated May 11, 2021 (previously filed as Exhibit 3.2 to the Company’s Form 8-K filed with the SEC on May 12, 2021).
3.15	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed on June 30, 2021 with the Secretary of State of the State of Delaware (previously filed as Exhibit 3.1 to the Company’s Form 8-K filed with the SEC on July 1, 2021).
3.16	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company as filed on December 27, 2021 with the Secretary of State of the State of Delaware (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 28, 2021).
3.17	Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock, dated May 23, 2022 (previously filed as Exhibit 3.1 to the Company’s Current Report Form 8-K, filed with the SEC on May 24, 2022).
3.18	Certificate of Designation of the Series J Preferred Stock of the Company, dated May 4, 2022 (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 4, 2022).

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3.19	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Staffing 360 Solutions, Inc. filed on June 23, 2022 with the Secretary of State of the State of Delaware (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 23, 2022).
4.1	Subordinated Secured Note issued to Jackson Investment Group LLC (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 31, 2017)
4.2	Warrant issued to Jackson Investment Group LLC (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 31, 2017).
4.3	April Note, dated April 5, 2017, issued to Jackson Investment Group LLC (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 6, 2017).
4.4	10% Subordinated Secured Note, dated August 2, 2017, issued to Jackson Investment Group, LLC (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 8, 2017).
4.5	Form of Warrant issued to H.C. Wainwright & Co., LLC’s designees on December 29, 2020 (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 28, 2020).
4.6	Form of Warrant issued to H.C. Wainwright & Co., LLC’s designees on December 31, 2020 (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 31, 2020).
4.7	Form of Warrant (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2021).
4.8	Form of Placement Agent Warrant (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2021).
4.9	Form of Warrant (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2021).
4.10	Form of Wainwright Warrant (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2021).
4.11	Form of Warrant (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2021).
Form of Wainwright Warrant (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2021).
4.12	Form of Warrant (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 24, 2021).
4.13	Form of Wainwright Warrant (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 24, 2021).
4.14	Form of Pre-Funded Warrant (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 3, 2021).
4.15	Form of Warrant (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 3, 2021).
4.16	Form of Wainwright Warrant (previously filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 3, 2021).
4.17	Form of Pre-Funded Warrant (previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 7, 2022).
4.18	Form of Warrant (previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 7, 2022).
4.19	Form of Wainwright Warrant (previously filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 7, 2022).
4.20	Form of Pre-Funded Warrant (previously filed as Exhibit 4.20 to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 6, 2023)
4.21	Form of Common Warrant (previously filed as Exhibit 4.21 to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 6, 2023)
4.22	Form of Placement Agent Warrant (previously filed as Exhibit 4.22 to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 6, 2023)
5.1*	Opinion of Haynes and Boone, LLP
10.1	Form of Deed of Restrictive Covenant by and between Brendan Flood and the Company (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2014).

II-8

10.2	Stock Purchase Agreement, by and among Linda Moraski, PeopleSERVE, Inc., PeopleSERVE PRS, Inc. and the Company, dated May 17, 2014 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 20, 2014).
10.3+	2014 Equity Compensation Plan (previously filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K, filed with the SEC on September 15, 2014).
10.4	Credit and Security Agreement, dated April 8, 2015, by and among PeopleSERVE, Inc. and Monroe Staffing Services, LLC, as borrowers, the Company, as a credit party, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 9, 2015).
10.5	Credit and Security Agreement, dated April 8, 2015, by and among PeopleSERVE PRS, Inc., as borrower, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 9, 2015).
10.6+	Employment Agreement, dated July 8, 2015, by and between Alison Fogel and Lighthouse Placement Services, LLC (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on July 14, 2015).
10.7	Amendment No. 2 to the Credit and Security Agreement, effective August 31, 2015, by and among PeopleSERVE, Inc., Monroe Staffing Services, LLC, Faro Recruitment America, Inc. and Lighthouse Placement Services, LLC as borrowers, the Company, as a credit party, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 4, 2015).
10.8	Amendment No. 1 to the Credit and Security Agreement, effective August 31, 2015, by and among PeopleSERVE PRS, Inc. as borrower, MidCap Financial Trust, as agent and lender, and certain other lenders as the case may be (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 4, 2015).
10.9+	2015 Omnibus Incentive Plan (previously filed as Exhibit 4.1 to the Company’s Form S-8, filed with the SEC on October 2, 2015).
10.10+	2016 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 27, 2017 (through an incorporation by reference from Appendix D to the Company’s Definitive Proxy Statement on Schedule 14A, filed on December 21, 2016).
10.11+	2016 Long Term Incentive Plan (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 27, 2017 (through an incorporation by reference from Appendix E to the Company’s Definitive Proxy Statement on Schedule 14A, filed on December 21, 2016).
10.12	Warrant Agreement, dated January 25, 2017, by and among the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 31, 2017).
10.13	Security Agreement, dated January 25, 2017, by and among the Company, Jackson Investment Group LLC and the U.S. Subsidiary Guarantors (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on January 31, 2017).
10.14	Pledge Agreement, dated January 25, 2017 by and the Company, Jackson Investment Group LLC and the U.S. Subsidiary Guarantors (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on January 31, 2017).
10.15	Subordination Agreement, dated January 25, 2017, by and among Midcap Funding X Trust, Jackson Investment Group LLC, the Company and the U.S. Subsidiary Guarantors (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on January 31, 2017).
10.16	Amended Warrant Agreement, dated March 14, 2017, between the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on March 20, 2017).
10.17	Amended Purchase Agreement, dated April 5, 2017, by and among the Company, Jackson Investment Group LLC and certain subsidiaries of the Company (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 6, 2017).
10.18	Second Amendment, dated April 5, 2017, by and among the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 6, 2017).

II-9

10.19	Amended Subordination Agreement, dated April 5, 2017, by and among Midcap Funding X Trust, Jackson Investment Group LLC, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on April 6, 2017).
10.20	Second Amended Purchase Agreement, dated August 2, 2017, by and among the Company, Jackson Investment Group, LLC and certain subsidiaries of the Company (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 8, 2017).
10.21	Second Amended Subordination Agreement, dated August 2, 2017, by and among Midcap Funding X Trust, Jackson Investment Group, LLC, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on August 8, 2017).
10.22	Amended and Restated Note Purchase Agreement, dated September 15, 2017, by and among Staffing 360 Solutions, Inc., certain subsidiaries of Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on September 19, 2017).
10.23	Intercreditor Agreement, dated September 15, 2017, by and among Staffing 360 Solutions, Inc., certain subsidiaries of Staffing 360 Solutions, Inc., MidCap Funding X Trust and Jackson Investment Group, LLC (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on September 19, 2017).
10.24	Share Purchase Agreement, dated September 15, 2017, by and among Staffing 360 Solutions, Inc., Longbridge Recruitment 360 Limited and the holders of outstanding shares of CBS Butler Holdings Limited (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 19, 2017).
10.25	Amendment No.8 to the Credit and Security Agreement, dated September 15, 2017, by and among Staffing 360 Solutions, Inc., certain subsidiaries of Staffing 360 Solutions, Inc. and MidCap Funding X Trust (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 19, 2017).
10.26	Agreement for Purchase of Debt, dated February 8, 2018, between CBS Butler Limited and HSBC Invoice Finance (UK) Limited (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2018).
10.27	Agreement for Purchase of Debt, dated February 8, 2018, between The JM Group (IT Recruitment) Limited and HSBC Invoice Finance (UK) Limited (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2018).
10.28	Agreement for Purchase of Debt, dated February 8, 2018, between Longbridge Recruitment 360 Ltd and HSBC Invoice Finance (UK) Limited (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2018).
10.29	Agreement for Purchase of Debt, dated June 28, 2018, between HSBC Invoice Finance (UK) Limited, and Clement May Limited (previously filed as an exhibit to the Company’s Form 8-K filed with the SEC on July 5, 2018).
10.30	Term Loan letter agreement, dated June 26, 2018, between HSBC Bank plc, and Staffing 360 Solutions Limited (previously filed as an exhibit to the Company’s Form 8-K filed with the SEC on July 5, 2018).
10.31	Share Purchase Agreement, dated August 27, 2018, by and among Monroe Staffing Services, LLC, Staffing 360 Solutions, Inc. and Pamela D. Whitaker (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).
10.32	Amendment No. 1 to Amended and Restated Warrant Agreement, dated August 27, 2018, between the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.33	Amendment No.10 and Joinder Agreement to Credit and Security Agreement and Limited Consent, dated August 27, 2018, by and among the Company, certain subsidiaries of the Company and MidCap Funding X Trust (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.34	First Omnibus Amendment, Joinder and Reaffirmation Agreement, dated August 27, 2018, by and among the Company, certain subsidiaries of the Company, and Jackson Investment Group, LLC (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).

II-10

10.35	12% Senior Secured Note, due September 15, 2020, issued on August 27, 2018, to Jackson Investment Group, LLC (previously filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.36	First Amendment to Intercreditor Agreement, dated August 27, 2018, by and among Jackson Investment Group, LLC, the Company, certain subsidiaries of the Company, and MidCap Funding X Trust. (previously filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.37	Fifth Amended and Restated Revolving Loan Note, by and among certain subsidiaries of the Company and MidCap Funding X Trust (previously filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2018).
10.38	Debt Exchange Agreement, dated November 15, 2018, by and between the Company and Jackson Investment Group LLC (previously filed as Exhibit 10.91 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 16, 2018).
10.39	Second Omnibus Amendment, Joinder and Reaffirmation Agreement, dated November 15, 2018, by and among the Company, certain subsidiaries of the Company, and Jackson Investment Group, LLC (previously filed as Exhibit 10.92 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 16, 2018).
10.40	Amended and Restated 12% Senior Secured Note, due September 15, 2020, issued on November 15, 2018, to Jackson Investment Group, LLC (previously filed as Exhibit 10.93 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 16, 2018).
10.41	Amendment No. 2 to Amended and Restated Warrant Agreement, dated November 15, 2018, between the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.94 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 16, 2018).
10.42	Form of Securities Purchase Agreement, dated January 22, 2019, by and between the Company and the Purchaser signatory thereto (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 23, 2019).
10.43	Placement Agency Agreement dated January 22, 2019, between the Company and ThinkEquity (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 23, 2019).
10.44+	Employment Agreement with Alicia Barker dated June 19, 2018 (previously filed as Exhibit 10.97 to the Company’s Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.45+	Severance Agreement with Christopher Lutzo (previously filed as Exhibit 10.98 to the Company’s Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.46	Waiver Agreement - Series A Preferred Stock (previously filed as Exhibit 10.99 to the Company’s Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.47	First Amendment to 2016 Omnibus Incentive Plan (previously filed as Exhibit 10.100 to the Company’s Registration Statement on Form S-1, filed with the SEC on January 31, 2019).
10.48	Amendment No. 11 to the Credit Agreement dated February 7, 2019 by and among Midcap Funding X Trust, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.101 to the Company’s Annual Report on Form 10-K filed on March 25, 2019).
10.49	Third Omnibus Amendment and Reaffirmation Agreement dated February 7, 2019, by and among Jackson Investment Group LLC, the Company and certain subsidiaries of the Company (previously filed as Exhibit 10.102 to the Company’s Annual Report on Form 10-K filed on March 25, 2019).
10.50	Underwriting Agreement, dated February 8, 2019, between the Company and ThinkEquity (previously filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 11, 2019.
10.51	Amendment Agreement, dated February 27, 2019, by and among Staffing 360 Georgia, LLC, firstPRO, Inc., firstPRO Georgia, LLC, April F. Nagel and Philip Nagel (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 5, 2019).
10.52	Securities Purchase Agreement, dated July 29, 2019, by and between Staffing 360 Solutions, Inc. and the purchaser signatory thereto (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 5, 2019).
10.53	Placement Agency Agreement, dated July 29, 2019, by and between the Company and ThinkEquity (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2019).

II-11

10.54	Fourth Omnibus Amendment and Reaffirmation Agreement, dated August 29, 2019, by and among the Company, certain subsidiaries of the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2019).
10.55	18% Senior Secured Note, due December 31, 2019, issued on August 29, 2019, to Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2019).
10.56	Third Amendment to Intercreditor Agreement, dated August 29, 2019, by and among the Company, certain subsidiaries of the Company, Jackson Investment Group, LLC and MidCap Funding X Trust (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2019).
10.57	Amendment Agreement, dated as of September 11, 2019, by and among Monroe Staffing Services, LLC, Staffing 360 Solutions, Inc. and Pamela D. Whitaker (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2019).
10.58+	General Release and Severance Agreement, dated as of September 11, 2019, by and between Staffing 360 Solutions, Inc. and David Faiman (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 17, 2019).
10.59	Note between Monroe Staffing Services, LLC and Newton Federal Bank, dated May 12, 2020 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 15, 2020).
10.60	Note among Key Resources Inc., Lighthouse Placement Services, LLC, Staffing 360 Georgia, LLC and Newton Federal Bank, dated May 20, 2020 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 26, 2020).
10.61+	2020 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 1, 2020)
10.62+	Form of Restricted Stock Award Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).
10.63+	Form of Incentive Stock Option Agreement (previously filed as Exhibit 10.7 to the Company Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2020).
10.64+	Form of Nonqualified Stock Option Agreement (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on October 1, 2020).
10.65	Asset Purchase Agreement, dated as of September 24, 2020, by and among Staffing 360 Solutions, Inc., Staffing 360 Georgia, LLC and FirstPro Recruitment, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 29, 2020).
10.66	Amendment No. 17, dated October 26, 2020, to Credit and Security Agreement with MidCap Funding IV Trusts (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on October 27, 2020).
10.67	Second Amended and Restated Note Purchase Agreement, dated October 26, 2020, by and among Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 27, 2020).
10.68	Amended and Restated Senior Secured 12% Promissory Note issued on October 26, 2020, to Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on October 27, 2020).
10.69	Form of Securities Purchase Agreement, dated December 30, 2020, by and among Staffing 360 Solutions, Inc. and certain institutional and accredited investors (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 31, 2020).
10.70	Underwriting Agreement, dated December 23, 2020, between Staffing 360 Solutions, Inc. and H.C. Wainwright & Co., LLC (previously filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 28, 2020).
10.71	Engagement Letter, dated December 21, 2020, between Staffing 360 Solutions, Inc. and H.C. Wainwright & Co., LLC (previously filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 30, 2020
10.72+	Employment Agreement, dated June 29, 2020, by and among Staffing 360 Solutions, Inc. and Khalid Anwar (previously filed as Exhibit 10.57 to the Company’s Registration Statement on Form S-1, filed with the SEC on January 12, 2021).
10.73	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2021).

II-12

10.74	Form of Registration Rights Agreement (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 27, 2021).
10.75	Exchange Agreement, dated May 6, 2021 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2021).
10.76	Side Letter Agreement Regarding Amendment to NPA, dated May 6, 2021 (previously filed as Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on May 12, 2021).
10.77	Limited Waiver and Agreement Letter, dated May 6, 2021 (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 12, 2021).
10.78	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2021).
10.79	Limited Consent (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2021).
10.80	12% Senior Secured Note (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2021).
10.81	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2021).
10.82	Form of Securities Purchase Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 24, 2021).
10.83+	Employment Agreement, dated January 3, 2014, by and among Staffing 360 Solutions Limited (f/k/a Initio International Holdings Limited) and Brendan Flood (previously filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed with the SEC on January 7, 2014).
10.84+	2021 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 15, 2021).
10.85+	Amendment to the 2021 Omnibus Incentive Plan (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 28, 2021).
10.86	Form of Securities Purchase Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 3, 2021).
10.87	Form of Registration Rights Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 3, 2021).
10.88	Amendment No. 20 to the Credit and Security Agreement, dated April 18, 2022 (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on April 20, 2022).
10.89	Limited Consent and Waiver to Second Amended and Restated Note Purchase Agreement, dated April 18, 2022 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 20, 2022).
10.90	Form of Securities Purchase Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 7, 2022).
10.91	Form of Registration Rights Agreement, by and among Staffing 360 Solutions, Inc. and the purchasers thereto (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 7, 2022).
10.92	Amendment No. 23 to the Credit and Security Agreement, dated September 26, 2022 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 30, 2022)
10.93	Amendment No. 24 to the Credit and Security Agreement, dated September 29, 2022 (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 30, 2022).

II-13

10.94	Limited Consent and Waiver to Second Amended and Restated Note Purchase Agreement, dated September 28, 2022 (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on September 30, 2022).
10.95	Amendment No. 25 to the Credit and Security Agreement, dated October 13, 2022 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 18, 2022).
10.96	Limited Consent to Second Amended and Restated Note Purchase Agreement, dated October 13, 2022 (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 18, 2022).
10.97	Amendment No. 26 to the Credit and Security Agreement, dated October 20, 2022 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 25, 2022).
10.98	Limited Consent to Second Amended and Restated Note Purchase Agreement, dated October 21, 2022 (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 25, 2022).
10.99(1)	Third and Amended and Restated Note Purchase Agreement, dated October 27, 2022, by and between the Company and Jackson Investment Group, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.100	Third Amended and Restated Senior Secured 12% Promissory Note issued on October 27, 2022 to Jackson Investment Group, LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.101(1)	Omnibus Amendment and Reaffirmation Agreement, dated October 27, 2022, by and between Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.102	Amendment No. 4, dated October 27, 2022, to Amended and Restated Warrant Agreement, by and between Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.103	Amendment No. 27 to the Credit and Security Agreement, dated October 27, 2022, by and between Staffing 360 Solutions, Inc. and MidCap Funding X Trust (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.104	Fifth Amendment to Intercreditor Agreement, dated October 27, 2022, by and among Staffing 360 Solutions, Inc., Jackson Investment Group, LLC and MidCap Funding X Trust (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2022).
10.105+	Employment Agreement, dated April 18, 2022, by and between Staffing 360 Solutions, Inc. and Joe Yelenic (previously filed as Exhibit 10.105 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 19, 2023).
10.106(1)	Form of Securities Purchase Agreement (previously filed as Exhibit 10.106 to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on February 6, 2023)
16.1	Letter from BDO USA LLP to the SEC, dated August 31, 2022 (previously filed as exhibit 16.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 31, 2022).
23.1*	Consent of Haynes and Boone, LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (contained in the signature page to this registration statement).

*	Filed herewith
+	Management contract or compensatory plan or arrangement.
(1)	Certain of the schedules (and similar attachments) to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) of Regulation S-K under the Securities Act because they do not contain information material to an investment or voting decision and that information is not otherwise disclosed in the Exhibit or the disclosure document. The registrant hereby agrees to furnish a copy of all omitted schedules (or similar attachments) to the SEC upon its request.

II-14

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in City of New York, State of New York, on February 9, 2023.

STAFFING 360 SOLUTIONS, INC.

By:	/s/ Brendan Flood
Name:	Brendan Flood
Title:	Chief Executive Officer

Power of Attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brendan Flood as his or her true and lawful attorneys-in-fact and agents, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brendan Flood	Chairman, Chief Executive Officer and Director
Brendan Flood	(Principal Executive Officer)	February 9, 2023

/s/ Joe Yelenic	Senior Vice President, Corporate Finance
Joe Yelenic	(Principal Financial Officer)	February 9, 2023

/s/ Nick Koutsivitis	Senior Vice President, Corporate Controller
Nick Koutsivitis	(Principal Accounting Officer)	February 9, 2023

/s/ Dimitri Villard
Dimitri Villard	Director	February 9, 2023

/s/ Nicholas Florio
Nicholas Florio	Director	February 9, 2023

/s/ Jeff Grout
Jeff Grout	Director	February 9, 2023

/s/ Alicia Barker
Alicia Barker	Director	February 9, 2023

/s/ Vincent Cebula
Vincent Cebula	Director	February 9, 2023

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